UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                PriceSmart, Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    741511109
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                October 29, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)


                              (Page 1 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 741511109               13D/A                   Page  2  of  14  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        WC       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              138,044 shares (See Items 4 and 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Items 4 and 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              138,044 shares (See Items 4 and 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Items 4 and 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        138,044 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0 % (See Items 4 and 5) (1)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN


----------------------------

(1) Based on 6,731,814 shares of common stock outstanding as of June 30, 2002, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, and includes 320 shares of Series A Preferred Stock currently convertible into 8,533 shares of common stock.


                              (Page 2 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 741511109               13D/A                   Page  3  of  14  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  Wynnefield Small Cap Value Offshore
        Fund, Ltd.
        S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        WC       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)             [   ]
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              76,203 shares (See Items 4 and 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Items 4 and 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              76,203 shares (See Items 4 and 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Items 4 and 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        76,203 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1% (See Items 4 and 5) (1)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO


----------------------------

(1) Based on 6,731,814 shares of common stock outstanding as of June 30, 2002, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, and includes 230 shares of Series A Preferred Stock currently convertible into 6,133 shares of common stock.


                              (Page 3 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 741511109               13D/A                   Page  4  of  14  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        WC       (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)   [   ]
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              159.859 shares (See Items 4 and 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Items 4 and 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              159,859 shares (See Items 4 and 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Items 4 and 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        159,859 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [    ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.4% (See Items 4 and 5) (1)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN


----------------------------

(1) Based on 6,731,814 shares of common stock outstanding as of June 30, 2002, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, and includes 450 shares of Series A Preferred Stock currently convertible into 12,000 shares of common stock.


                              (Page 4 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 741511109               13D/A                   Page  5  of  14  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  Wynnefield Capital Management LLC
        S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)   [   ]
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF                      7.    SOLE VOTING POWER
          SHARES                             297,903 shares (See Items 4 and 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.    SHARED VOTING POWER
      EACH REPORTING                         -0- (See Items 4 and 5)
          PERSON               -------------------------------------------------
           WITH                        9.    SOLE DISPOSITIVE POWER
                                             297,903 shares (See Items 4 and 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                             -0- (See Items 4 and 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        297,903 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [   ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.4% (See Items 4 and 5) (1)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        OO (Limited Liability Company)


----------------------------

(1) Based on 6,731,814 shares of common stock outstanding as of June 30, 2002, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, and includes 770 shares of Series A Preferred Stock currently convertible into 20,533 shares of common stock.


                              (Page 5 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 741511109               13D/A                   Page  6  of  14  Pages
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  Wynnefield Capital, Inc.
        S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      [ ]
                                                               (b)      |X|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS
        AF    (SEE ITEM 3)
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)  [   ]
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              76,203 shares (See Items 4 and 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Items 4 and 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              76,203 shares (See Items 4 and 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Items 4 and 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        76,203 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [   ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1% (See Items 4 and 5) (1)
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO


----------------------------

(1) Based on 6,731,814 shares of common stock outstanding as of June 30, 2002, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, and includes 230 shares of Series A Preferred Stock currently convertible into 6,133 shares of common stock.


                              (Page 6 of 14 Pages)

     This Amendment No. 1 ("Amendment No. 1") amends and restates in its entirety the Statement of Beneficial Ownership on Schedule 13D, filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI" and, collectively with the Partnership, the Partnership-I, the Fund and WCM, the "Reporting Persons"), with the Securities and Exchange Commission (the "Commission") on September 25, 2002 (the "Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share, of Pricesmart, Inc., a Delaware corporation with its principal executive offices located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 relates to shares of the common stock, $0.0001 par value per share (the "Common Stock"), of Pricesmart, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). This Amendment No. 1 is being filed by the Partnership, the Fund, Partnership-I, WCM and WCI. Although the Partnership, the Fund, Partnership-I, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Amendment No. 1, they are sometimes referred to collectively as the "Wynnefield Group."

     WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              (Page 7 of 14 Pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each member of the Wynnefield Group who directly beneficially owns shares of Common Stock and shares of Series A Preferred Stock (as defined below) purchased such shares from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants. The approximate amount of consideration originally used to purchase such shares of Common Stock and Series A Preferred Stock is as follows:

         NAME                      NUMBER OF SHARES           CONSIDERATION PAID
                                   OF COMMON STOCK
         Partnership*              129,471                       $2,872,810
         Partnership - I*          147,859                       $3,983,052
         Fund**                    70,070                        $1,299,015


         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


         NAME                      NUMBER OF SHARES           CONSIDERATION PAID
                                   OF PREFERRED STOCK
         Partnership*                       320                   $320,000
         Partnership - I*                   450                   $450,000
         Fund**                             230                   $230,000

          * WCM has an indirect beneficial ownership interest in these shares of Series A Preferred Stock and the shares of Common Stock issuable upon conversion of these shares of Series A Preferred Stock.

          ** WCI has an indirect beneficial ownership interest in these shares of Series A Preferred Stock and the shares of Common Stock issuable upon conversion of these shares of Series A Preferred Stock.


                              (Page 8 of 14 Pages)

ITEM 4. PURPOSES OF TRANSACTION.

     On January 15, 2002, the Wynnefield Group and the Issuer entered into a Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") providing for, among other things, the purchase by the Wynnefield Group from the Issuer of 1,000 shares of the Issuer's 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), at a price of $1,000 per share of Series A Preferred Stock and on the other terms and conditions set forth in the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Issuer prepared and filed with the Secretary of State of the State of Delaware, a certificate of designation of rights, preferences and privileges of the Series A Preferred Stock (the "Certificate of Designations").

     The Purchase Agreement and the Certificate of Designations with respect to the Series A Preferred Stock are filed as Exhibits 2 and 3, respectively, to this Schedule and are incorporated herein in their entirety by this reference. The following description of these documents is a summary only and is qualified in its entirety by reference to such documents.

     The Series A Preferred Stock has a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends) and will accumulate dividends at a rate of 8.00% per annum. Dividends may be paid in cash only. The Series A Preferred Stock is convertible into Common Stock at any time at the option of the holders. The Series A Preferred Stock contains customary antidilution provisions. The current conversion price is $37.50 per share of Common Stock, and the 1,000 shares of Series A Preferred Stock held by the Wynnefield Group are currently convertible into an aggregate of 26,667 shares of Common Stock. Any shares of Series A Preferred Stock that remain outstanding on January 17, 2012 will automatically be converted into Common Stock at the then applicable conversion price. On or after January 17, 2007, the Series A Preferred Stock is redeemable at the option of the Issuer at a price per share of $1,000 plus accumulated and unpaid dividends. The Series A Preferred Stock has no voting rights except as provided under Delaware law. Pursuant to the Purchase Agreement, the Issuer is required to file a registration statement with the Securities and Exchange Commission and maintain its effectiveness for a period of two years from the date of the closing of the sale of the Series A Preferred Stock, with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

     Each member of the Wynnefield Group initially acquired its shares of Common Stock and Series A Preferred Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

     However, since acquiring the shares of Common Stock, the Wynnefield Group has closely reviewed the public filings of the Issuer and monitored the trading price of the Common Stock and is unhappy with the current share valuation. Wynnefield intends to discuss with management its concerns in this area.

     The Wynnefield Group is filing this Amendment No. 1 because it intends to become more actively involved as a shareholder of the Issuer, with the goal of maximizing shareholder value.


                              (Page 9 of 14 Pages)

     The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize stockholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock or Series A Preferred Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock or Series A Preferred Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock or Series A Preferred Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock or Series A Preferred Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

     Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(A) - (C) As of October 28, 2002, the Wynnefield Group beneficially owned in the aggregate 374,067 shares of Common Stock and Series A Preferred Stock (assuming conversion of all shares of Series A Preferred Stock held by the Wynnefield Group), constituting approximately 5.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 6,731,814 shares outstanding on June 30, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2002 filed with the Securities and Exchange Commission on July 15, 2002 plus the 26,667 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by the Wynnefield Group). The following table sets forth certain information with respect to shares of Common Stock and Series A Preferred Stock (assuming conversion of all shares of Series A Preferred Stock held by the Wynnefield Group) beneficially owned directly by the Wynnefield Group members listed:

                                                           APPROXIMATE
                                     NUMBER OF             PERCENTAGE OF
              NAME                   SHARES                OUTSTANDING SHARES
              Partnership *          138,004               2.0 %
              Partnership-I *        159,859               2.4 %
              Fund **                76,203                1.1 %

          * WCM has an indirect beneficial ownership interest in these shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock .

          ** WCI has an indirect beneficial ownership interest in these shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock .


                              (Page 10 of 14 Pages)

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCI may be deemed to beneficially own.

     Beneficial ownership of shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment No. 1 for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 374,067 shares of Common Stock, (assuming the conversion of all Series A


                              (Page 11 of 14 Pages)


Preferred Stock held by the Wynnefield Group), constituting approximately 5.4 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 6,731,814 shares outstanding on June 30, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2002 filed with the Securities and Exchange Commission on July 15, 2002 plus the 26,667 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by the Wynnefield Group).

     The filing of this Amendment No. 1 and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment No. 1, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock or Series A Preferred Stock, and there have been no transactions in shares of Common Stock or Series A Preferred Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock or Series A Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock or Series A Preferred Stock, including transactions that may have occurred in the past 60 days.

     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock, the Series A Preferred Stock or the shares of Common Stock issuable upon conversion of the Series A Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock, the Series A Preferred Stock or the shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of September 24, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file the Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed as Exhibit 1 to the Schedule 13D and is incorporated in this response to Item 6 in its entirety.

     Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other


                              (Page 12 of 14 Pages)
person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of September 24, 2002, among the Partnership, Partnership-I, Fund, WCM and WCI (incorporated herein by reference to Exhibit 1 to the Wynnefield Group's Schedule 13D dated September 24, 2002).

Exhibit 2 Series A Preferred Stock Purchase Agreement, dated as of January 18, 2002, by and between PriceSmart, Inc. and the Investors Listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.4 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

Exhibit 3 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and
            Qualifications, Limitations and Restrictions Thereof, dated January 15, 2002 (incorporated herein by reference to Exhibit 3.2 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).



                             (Page 13 of 14 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 29, 2002

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                              By:    Wynnefield Capital Management, LLC,
                                     General Partner

                              By:    /s/Nelson Obus
                                  ---------------------------------------
                                     Nelson Obus, Co-Managing Member


                              WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                              By:    Wynnefield Capital Management, LLC,
                                     General Partner

                              By:    /s/Nelson Obus
                                  ---------------------------------------
                                     Nelson Obus, Co-Managing Member


                              WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                              By:    Wynnefield Capital, Inc.


                              By:    /s/Nelson Obus
                                  ---------------------------------------
                                     Nelson Obus, Co-Managing Member


                              WYNNEFIELD CAPITAL MANAGEMENT, LLC


                              By:    /s/Nelson Obus
                                  ---------------------------------------
                                     Nelson Obus, Co-Managing Member


                              WYNNEFIELD CAPITAL, INC.


                              By:    /s/Nelson Obus
                                  ---------------------------------------
                                     Nelson Obus, Co-Managing Member


                             (Page 14 of 14 Pages)

                                  Exhibit Table

Exhibit No.                                                             Page No.

  1 Joint Filing Agreement, dated as of September 24, 2002, among the Partnership, Partnership-I, Fund, WCM and WCI (incorporated herein by reference to Exhibit 1 to the Wynnefield Group's Schedule 13D dated September 24, 2002).

  2 Series A Preferred Stock Purchase Agreement, dated as of January 18, 2002, by and between PriceSmart, Inc. and the Investors Listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.4 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated
        January 24, 2002).

  3 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated January 15, 2002 (incorporated herein by reference to Exhibit 3.2 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).